Bruce C. Rosetto

Tel. (561) 955-7625

Fax (561) 338-7099

rosettob@gtlaw.com

May 26, 2009

VIA EDGAR TRANSMISSION

Mark Webb, Legal Branch Chief

Eric Envall, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Willing Holding, Inc. -	Form 10/A – Filed April 6, 2009 Form 10-Q – Filed May 14, 2009 File No. 000-53496

Dear Mr. Webb:

On behalf of our client, Willing Holding, Inc. (the “Company”), attached are the Company’s responses to the comments raised by the Staff of the Division of Corporation Finance by letter dated May 15, 2009 (the “Comment Letter”). The numbered staff comment from the Comment Letter followed by the Company’s response is set forth below:

Item 6, Executive Compensation, page 36

1.

We note your response to comment 10 of our letter dated April 17, 2009. Based on your response, please tell us, and revise if necessary why you have not included an automobile allowance for Mr. Leonard in your Summary compensation Table.

Response:

As requested the Company has revised so as to include an automobile allowance for Mr. Leonard in the Summary Compensation Table.

Report of Independent Registered Accounting Firm, page F-1

2.	We note you revised your financial statements. Please advise your independent accountants to update or dual date their audit report.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

May 26, 2009

Response:

As requested, the Company has advised its auditors accordingly and the auditor has presented an updated audit report.

Balance Sheet, page F-2

3.

We have reviewed your response to prior comment one from our letter dated April 17, 2009. Your response did not sufficiently address our comments. Please tell us in detail how you applied paragraph 12 of SFAS 133 in determining whether or not the conversion features should be bifurcated from the host contract and accounted for as derivatives requiring fair value treatment. If you believe the conversion features are not embedded derivatives under paragraph 11a of SFAS 133, tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion.

Response:

In accounting for the preferred shares we have conducted an EITF 00-19 analysis to determine proper        equity or liability classification. For the preferred shares the Company determined that the preferred        shares should be classified as equity. The Company adheres to the requirements of EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock,” and SFAS 133 “Accounting for Derivative Instruments and Hedging Activities,” with respect to its accounting for derivative financial instruments. Accordingly, the Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). Conversely, the Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event   is outside the control of the Company) or (ii) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

Applying the above noted principles, the Company performed an analysis of the preferred shares and we believe the conversion feature is not embedded as detailed in 11a of SFAS 133 as the “contracts issued or held by that reporting entity are both 1) indexed to its own stock and 2) classified in stockholders equity it its statement of financial position”.   In addition pursuant to EITF 00-19, at this time, the Company has sufficient unissued and authorized common shares to convert the preferred, according to the antidilutive provisions, which avoids a potential net cash settlement. If in future filings these parameters are not met, we believe a derivative liability could be required. We have updated footnote 6 to disclose the additional 92,678 common shares (92678/1,853,558) =5% and 1,760,880 +92,678=1,853,558) common shares that would be required to be issued to convert the preferred shares pursuant to this anti-dilution provision.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

May 26, 2009

To provide additional clarification, the Company has revised its critical accounting policy disclosure to include its classification methodology of preferred shares.

Statement of Stockholders’ Equity (Deficit), page F-4

4.	Please revise to move the $2,116,726 included in the Retained Earnings (Deficit) column to APIC column.

Response:

As requested, the Company has revised the presentation to move the $2,116,726 included in the Retained Earnings (Deficit) column to the APIC column.

Statement of Cash Flows, page F-5

5.

We have reviewed your response to prior comment four from our letter dated April 17, 2009. Explain to us why you did not record the investment (i.e. in PWTI) at Mr. Taylor’s cost basis, as this appears to be a common control transaction. In this regard, we would expect amounts paid to Mr. Taylor in excess of his cost basis to be compensatory in the period paid. Please advise or revise as necessary.

Response:

As requested the Company has revised its statement of cash flows to include amounts paid to Mr. Taylor in excess of his cost basis to be compensatory in the period paid.

6.

We have reviewed your revised disclosures in response to prior comment five from our letter dated April 17, 2009. It does not appear that you have revised your cash flows from financing activities to separately identify proceeds and repayments of funds raised from related parties and debt issuances. Please revise as appropriate.

Response:

As requested, the Company has revised its statement of operations and statement of cash flows from financing activities to separately identify proceeds and repayments of funds raised from related parties and debt issuances.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

May 26, 2009

Notes to Financial Statements

Note 2 – Goodwill, page F-9

7.

We have reviewed your revised disclosures in response to prior comment nine of our letter dated April 17, 2009. In your disclosure, you state that the purchase of New World was a share exchange whereby the company issued 25,000 shares of its common stock to Mr. Leonard. In the preceding paragraph, you state that the shares issued were valued at $2,800,000 (or approximately $115/share). Further, based on the information in your purchase price allocation table, it appears that the purchase price of New World was approximately $10,000 (based on the difference between total assets including goodwill, less total liabilities). Please revise to clearly disclose the aggregate purchase price of New World, including the value assigned per share to the common stock issued and how that value was determined.

Response:

As requested, the Company has revised its disclosure to clearly disclose the aggregate purchase price of New World, including the value assigned per share to the common stock issued and how that value was determined.

8.

We note your disclosure that the company issued 1,000,880 shares to the former shareholders in consideration of the spinoff and that the shares were valued at the determinable market price of $2.88 per share and charged to goodwill (totaling $2.8 million). Explain how this accounting treatment is appropriate as this appears to be a transaction between commonly controlled entities. In this regard, we do not believe it would be appropriate to record goodwill with an immediate charge-off. Please revise accordingly.

Response:

As requested, the Company has revised its disclosure accordingly.

Note 4 – Debt, page F-10

9.

Considering these vehicles are your largest tangible assets, please tell us why you have not included your material debt arrangement as Exhibits to your Form 10Q. Please refer to Item 601(b)(10) of Regulation S-K.

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

May 26, 2009

Response:

The company has revised its Form 10 amendment and Form 10Q/A to include the debt agreements on its vehicles as exhibits to each.

Note 6 – Commitments and Contingencies

Employment Agreements, page F-11

10.

We have reviewed your revised disclosures in response to prior comment 11 of our letter dated April 17, 2009. In your disclosure, you state that the options were issued at a price exceeding the market value of the stock and there was no financial impact on the financial statements. Please tell us how your accounting treatment complies with the fair value based method set froth in SFAS 123-R. Additionally, revise to, at a minimum, provide the disclosures required by paragraphs A240-A241 of SFAS 123-R as it relates to these options.

Response:

We have included in an additional note to stock based compensation the description of the accounting treatment for the options granted which is a recognition of an expense of $95,000 and a detailed description of the Black-Scholes calculation in accordance with paragraphs A240-A241 of SFAS 123-R.

Note 7 – Related Party Transaction, F-11

11.	We note your revised disclosures in response to prior comment four of our letter dated April 17, 2009. Please revise to address the following:
•	Clarify you paid cash to Mr. Taylor in consideration for securities purchased;
•	Disclose Mr. Taylor’s cost basis;
•	Disclose the fair value (i.e. trading value) of the securities on the day Mr. Taylor sold the securities to the company; and
•	Explain why you paid Mr. Taylor an amount in excess of the then current trading or market value.

Response:

As per your request, the Company has revised its disclosures as follows:

•	It has clarified that it paid cash to Mr. Taylor in consideration for securities purchased in the amount of $100,000;
•	It has disclosed Mr. Taylor’s cost basis in 2006 as being $.01 per share based on the exchange of a debt owed to Mr. Taylor in the amount of $25,000 for 2.5 million shares of PWTI common stock;

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

May 26, 2009

•

It has disclosed the fair value (i.e. trading value) of the securities by utilizing the closing price ($.165 per share) on the day immediately preceding the day Mr. Taylor sold the securities to the company; and

•

It has explained the rationale for paying Mr. Taylor in excess of the then current trading or market value as follows: The purchase price was negotiated in an arms length transaction and was based on the Company’s belief that PWTI was undervalued as it had traded over $.35 per share over the prior year.  Additionally, the Company determined that PWBI’s price was fair due to the public information available at the time including PWBI being the plaintiff in a patent infringement lawsuit, the stock history and potential for growth.

Form 10Q filed May 14, 2009

12.	Please revise, as necessary, to incorporate the effects of our comments above.

Response:

As requested, the Company has revised the Form 10Q as necessary to incorporate the comments above.

If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-955-7625.

Very truly yours, /s/ Bruce C. Rosetto
Bruce C. Rosetto

cc: Mr. Gideon Taylor

WILLING HOLDING, INC.

3 Centerview Drive

Greensboro, NC 27407

May 26, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Webb, Legal Branch Chief

Re: Willing Holding, Inc. - Form 10

Dear Mr. Webb:

Willing Holding, Inc. (the “Company”) hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Registration Statement on Form 10 and any related revised registration statements the Company files (collectively, the “Filings”), (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filings, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Willing Holding, Inc.

By: /s/ Gideon Taylor

Name: Gideon Taylor

Title: Chief Executive Officer